Filed Pursuant to Rule 433

Registration Statement No. 333-135800

November 14, 2006

Statement regarding free writing prospectus

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-430-0686 or 1-866-500-5408. You can access the prospectus directly by clicking on

http://www.sec.gov/Archives/edgar/data/1105018/0001 19312506234194/ds1a.htm

This free writing prospectus amends certain information contained in a preliminary prospectus dated November 13, 2006, primarily to reflect an increase in the size of the offering by NYMEX Holdings, Inc. (the “Company or “we”) by 500,000 shares, an increase in the over-allotment option by 75,000 shares, and an increase in our estimated initial public offering price range to between $54.00 and $57.00 per share. The preliminary prospectus dated November 13, 2006 has been amended to include the information contained herein and may be accessed as described above. If the terms described in the preliminary prospectus dated November 13, 2006, are inconsistent with those described herein, the terms described herein shall control.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 14, 2006

Prospectus

6,500,000 shares

Common stock

We are offering 5,390,000 shares of our common stock and the selling stockholders are offering 1,110,000 shares of our common stock held by them. This is our initial public offering and there is currently no established trading market for our shares. We currently estimate that the initial public offering price will be between $54.00 and $57.00 per share. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

We have been approved to list our common stock on the New York Stock Exchange under the symbol “NMX”.

	Per share	Total

Price to public	$	$

Underwriting discounts and commissions for shares we are offering (1)	$	$

Proceeds to us, before expenses	$	$

Proceeds to selling stockholders (2)	$	$

(1)	This amount does not include the discounts and commissions relating to the shares being offered by the selling stockholders, which we will pay.
(2)	Total expenses of $ ($ per share) relating to shares offered by the selling stockholders are to be paid by us.

We have granted the underwriters an option to purchase an additional 975,000 shares of our common stock to cover over-allotments.

Investing in our common stock involves risks. See “ Risk factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2006.

Joint book-running managers

JPMorgan	Merrill Lynch & Co.

Banc of America Securities LLC	Citigroup	Lehman Brothers

Sandler O’Neill + Partners, L.P.

                    , 2006

The offering

Common stock offered by us	5,390,000 shares

Common stock offered by the selling stockholders	1,110,000 shares

Total	6,500,000 shares

Common stock to be outstanding immediately after this offering	86,990,000 shares

Over-allotment option	975,000 shares to be offered by us if the underwriters exercise their over-allotment option in full.

Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes, capital expenditures and working capital. We will pay $10 million of the net proceeds from this offering to the owners of COMEX Division memberships pursuant to contractual obligations. We also may use a portion of the proceeds to acquire or invest in businesses, technologies, products or services, although no such investments or acquisitions are planned at this time. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. Please see the section entitled “Use of proceeds.”

Dividend policy

Prior to November 7, 2002, we had never paid dividends to our stockholders. Since then, we have paid regular dividends at least twice per year and we have paid two special dividends. We will consider future dividends on a discretionary basis, based on continuing profitability and our strategic and operating needs. There can be no guarantee that future dividends will be paid. If this offering occurs in 2006 and values our equity at $2 billion or more, pursuant to the terms of our agreement with General Atlantic, General Atlantic will pay us an additional $10 million but will not receive additional shares of our stock. The $10 million, if earned, will be paid as a dividend to our stockholders of record as of March 13, 2006, which was the business day immediately preceding the closing of the transaction with General Atlantic. We also intend to declare a dividend of $80 million in the aggregate to holders of record of our common stock (including the Series A Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share, (“the Series A Preferred Stock”) on an as-converted basis) as of the day immediately preceding the pricing of this offering, payable on the closing of this offering. As a result, distributions of either dividend will not be made on shares sold in this offering or shares issued as part of the COMEX Division transaction.

Proposed New York Stock Exchange symbol	NMX

The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding at November 14, 2006, including the 8,160,000 shares to be issued upon conversion of the 8,160,000 shares of Series A Preferred Stock which automatically convert into shares of common stock at the consummation of this offering. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 975,000 shares and the number of shares of common stock to be outstanding immediately after this offering will be 87,965,000. This figure does not include the stock options and restricted stock units exercisable for 1,324,500 shares and 206,600 shares, respectively, for an aggregate number of 1,531,100 shares that we intend to issue upon consummation of this offering. Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option and no issuance of shares pursuant to the COMEX Division transaction or our employee benefit plans.

Our ability to complete this offering is subject to the satisfaction of several conditions, including receiving the approval of a majority of our stockholders, receiving approval from regulatory agencies and market conditions. If the COMEX Division transaction occurs prior to the consummation of this offering, our common stock to be outstanding at the consummation of this offering will be 93,474,800 shares.

Risk factors

You will incur immediate and substantial dilution in the pro forma consolidated net tangible book value of the common stock you purchase in this offering

Purchasers of common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of common stock will exceed the pro forma consolidated net tangible book value per share of common stock after the offering. Pro forma consolidated net tangible book value per share represents consolidated tangible net assets less consolidated liabilities divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into shares of common stock at the consummation of this offering. As of September 30, 2006, we had a pro forma consolidated net tangible book value of $172.1 million, or $2.11 per share of common stock. Upon the sale by us of 5,390,000 shares at an assumed initial public offering price of $55.50 per share, the mid-point of the range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma consolidated net tangible book value as of September 30, 2006 would have been $353.9 million, or $4.07 per share of common stock. This represents an immediate increase in pro forma consolidated net tangible book value to existing stockholders of $1.96 per share and an immediate dilution to new investors of $51.43 per share. Additionally, if the COMEX Division transaction is consummated prior to this offering, an additional 6,484,800 shares of common stock (or Series B Common Stock convertible into common stock free of transfer restrictions) will be issued for no additional cash consideration and both existing stockholders and investors in this offering will incur immediate dilution of $0.28 per share. For a more detailed description, please see the section entitled “Dilution.”

Future sales of our common stock may have an adverse impact on its market price or dilute existing stockholders

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of the common stock to decline. Either of these circumstances could also limit our future ability to raise capital through an offering of equity securities. After completion of this offering, there will be 86,990,000 shares of common stock issued and outstanding, or 87,965,000 shares if the underwriters exercise their over-allotment option in full (in each case, without giving effect to any shares issued as part of the COMEX Division transaction). All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” within the meaning of Rule 144 under the Securities Act. For a description of shares eligible for sale in the public market, please see the section entitled “Shares eligible for future sale.” In connection with this offering, we intend to grant stock options and restricted stock units exercisable for 1,324,500 shares and 206,600 shares, respectively, for an aggregate number of 1,531,100 shares.

Our currently issued and outstanding shares of common stock, including such shares to be issued upon the conversion of all of our outstanding shares of Series A Preferred Stock, immediately prior to this offering, are subject to significant transfer restrictions which prohibit sales or other dispositions of shares of our common stock, except in limited circumstances. The transfer restrictions will expire 180 days after this offering for 27,167,000 shares of our common stock,

360 days after this offering for 26,754,000 shares of our common stock, and 540 days after this offering for 26,569,000 shares of our common stock. Upon expiration of these transfer restrictions, the common stock held by existing stockholders will be freely transferable unless held by our “affiliates” within the meaning of Rule 144 under the Securities Act. If stockholders of NYMEX Holdings sell a large number of shares of common stock upon the expiration of some or all of these restrictions, or if investors have the perception that such sales could occur, the market price for our common stock could decline significantly. If we issue shares of Series B-1, B-2 and B-3 Common Stock pursuant to the COMEX Division transaction, these shares will have similar transfer restrictions as the Series A-1, A-2 and A-3 Common Stock. For a more detailed description of the transfer restrictions imposed on our common stock, please see the section entitled “Description of capital stock” in our initial public offering prospectus filed with the SEC as part of a registration statement on Form S-1 (the “initial public offering prospectus”).

Use of proceeds

Our net proceeds from the sale of common stock in this offering will be approximately $271,798,000, assuming an initial public offering price of $55.50, the mid-point of the range shown on the cover of this prospectus. If the underwriters fully exercise their over-allotment option, our net proceeds from the offering will be approximately $323,566,000. Net proceeds are what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. A $1.00 increase in the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus) would increase the net proceeds to us from this offering by $4.984 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus) would decrease the net proceeds to us from this offering by $4.984 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to public equity markets and provide increased visibility in a marketplace in which a number of our current and potential competitors are or will be publicly held companies. While, at this time, we have no specific allocations for the use of proceeds from this offering, other than a payment of $10 million in the aggregate to the owners of COMEX Division memberships, (i) in the event this offering is consummated prior to the consummation of the COMEX Division transaction, under the terms of the COMEX Merger Agreement or (ii) in the event this offering is consummated after the consummation of the COMEX Division transaction, pursuant to the terms of the COMEX Transaction Agreement, we intend to use the net proceeds primarily for general corporate purposes, capital expenditures and working capital. We also may use a portion of the proceeds to acquire or invest in businesses, technologies, products or services, although no specific acquisitions are planned and no portion of the net proceeds has been allocated for any acquisition. Our management will have broad discretion over how we use the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing investment grade securities.

Capitalization

The following table sets forth the capitalization of NYMEX Holdings as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion on a 1:1 basis of all of our issued and outstanding Series A Preferred Stock immediately prior to this offering; and

•	as adjusted to give effect to the issuance and sale by us of 5,390,000 shares of common stock in this offering at an assumed initial public offering price of $55.50 per share, the mid-point of the range shown on the cover of this prospectus and (A) the receipt by us of the estimated net proceeds of approximately $271,798,000, after deducting: (i) underwriters discounts and commission; and (ii) the estimated offering expenses of $4,800,000, and (B) the payment (x) by General Atlantic to us of $10 million in the aggregate and the subsequent payment by us of the $10 million as a special dividend to our stockholders of record on March 13, 2006, the business day immediately preceding the closing of the transaction with General Atlantic; (y) of $80 million in the aggregate as a special dividend to our holders of common stock (including the Series A Preferred Stock on an as-converted basis) on the day immediately preceding the pricing of this offering; and (z) of $10 million in the aggregate to the owners of COMEX Division memberships.

The information set forth below should be read in conjunction with the sections entitled “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operation” and the financial statements and related notes included elsewhere in our initial public offering prospectus.

	As of September 30, 2006 (unaudited)
(in thousands, except share data)	Actual	Pro forma	As Adjusted

Cash and cash equivalents	$15,255	$15,255	$277,053
Marketable securities	194,064	194,064	114,064	(1)

Total cash and marketable securities	$209,319	$209,319	$391,117

Long-term debt (including current portion)	85,915	85,915	85,915
Cumulative redeemable convertible preferred stock, $0.01 par value; 8,160,000 shares authorized, issued and outstanding as of September 30, 2006	158,711	—	—

Stockholders’ equity:
Common stock, $0.01 par value; 81,600,000 shares authorized on September 30, 2006; 73,440,000 shares issued and outstanding as of September 30, 2006(2)(3)	734	816	870
Additional paid-in capital	7,305	160,321	442,065
Retained earnings (deficit)	20,253	25,866	(64,134)
Accumulated other comprehensive income, net of tax	1,391	1,391	1,391

Total stockholders’ equity	29,683	188,394	380,192

Total capitalization(4)	$274,309	$274,309	$466,107

(1)	Represents sales of marketable securities for the payment of the $80 million special dividend.

(2)

In the event the COMEX Transaction Amendment is consummated after this offering, our authorized capital stock prior to the consummation of the COMEX Division transaction will consist of: 168,940,000 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (iv) 4,300,000 shares of common stock reserved for issuance under the NYMEX Holdings, Inc. 2006 Omnibus Long-Term Incentive Plan (the “2006 Plan”); and (v) 9,600,000 shares of common stock available for issuance in this offering.

(3)	In the event the COMEX Division transaction is consummated prior to the consummation of this offering, our authorized capital stock upon consummation of this offering will consist of: 181,909,600 shares, par value $0.01 per share, which consists of (i) 73,440,000 shares of Series A-1, A-2 and A-3 Common Stock; (ii) 73,440,000 shares of common stock reserved for issuance upon conversion of the Series A-1, A-2 and A-3 Common Stock (upon conversion, the shares of Series A-1, A-2 and A-3 Common Stock will be retired and no longer available for reissuance); (iii) 8,160,000 shares of common stock to be issued upon the automatic conversion of the Series A Preferred Stock; (iv) 4,300,000 shares of common stock reserved for issuance under the 2006 Plan; (v) 9,600,000 shares of common stock available for issuance in this offering; (vi) 6,484,800 shares of Series B-1, B-2 and B-3 Common Stock reserved for issuance in connection with the COMEX Division transaction; and (vii) 6,484,800 shares of common stock reserved for issuance in connection with the COMEX Division transaction and upon conversion of the Series B-1, B-2 and B-3 Common Stock (upon conversion, the shares of Series B-1, B-2 and B-3 Common Stock will be retired and no longer available for reissuance).

(4)	A $1.00 increase in the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus) would increase each of additional paid-in capital, total stockholders’ equity and total capitalization by $4.984 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 (decrease) in the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus) would (decrease) each of additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $4.984 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

An increase of 100,000 shares offered by us at the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus) would increase each of our cash and cash equivalents, our paid-in capital, our total stockholders’ equity, and our total capitalization by 5,203,000, $5,202,000,$5,203,000, and $5,203,000, respectively.

Dilution

Purchasers of common stock in this offering will suffer immediate and substantial dilution in actual net tangible book value per share. Our actual net tangible book value as of September 30, 2006 was approximately $13.4 million, or approximately $0.18 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities and cumulative redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of September 30, 2006. Dilution is the amount by which the offering price paid by the purchasers of common stock will exceed the pro forma consolidated actual net tangible book value per share of common stock after the offering. Pro forma consolidated actual net tangible book value per share represents consolidated tangible net assets less consolidated liabilities divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into shares of common stock at the consummation of this offering. As of September 30, 2006, we had a pro forma consolidated actual net tangible book value of $172.1 million, or $2.11 per share of common stock. Upon the sale by us of 5,390,000 shares of common stock at an assumed initial public offering price of $55.50 per share, the mid-point of the range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma consolidated actual net tangible book value as of September 30, 2006, would have been $353.9 million, or $4.07 per share of common stock. This represents an immediate increase in pro forma actual net tangible book value to existing stockholders of $1.96 per share and immediate dilution to new investors of $51.43 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$55.50
Actual net tangible book value per share as of September 30, 2006	$0.18
Increase per share due to pro forma adjustments	1.93
Pro forma consolidated actual net tangible book value per share before this offering	2.11
Increase in pro forma consolidated actual net tangible book value per share attributable to new investors	1.96

Pro forma consolidated actual net tangible book value per share after this offering		4.07

Dilution per share to new investors		$51.43

Additionally, if the COMEX Division transaction is consummated prior to the offering, an additional 6,484,800 shares of common stock (or Series B Common Stock convertible into common stock free of transfer restrictions) will be issued for no additional cash consideration and both existing stockholders and new investors will incur immediate dilution of $0.28 per share.

Excluding the effects of the consummation of the COMEX Division transaction a $1.00 increase in the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus), assuming we choose not to alter the number of shares offered, would increase the pro forma consolidated actual net tangible book value after this offering by $4.984 million and decrease the dilution per share to new investors by $0.06, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, a $1.00 decrease in the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus), assuming we choose not to alter the number of shares offered, would decrease the pro forma consolidated actual net tangible book value after this offering by $4.984 million and increase the dilution per share to new investors by $0.06, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

Excluding the effects of the consummation of the COMEX Division transaction, an increase in 100,000 shares offered by us at the assumed initial public offering price of $55.50 per share (the mid-point of the range on the cover page of this prospectus) would increase the pro forma consolidated net tangible book value after this offering by $5,203,000 and decrease dilution per share to new investors by $.05.

Principal and selling stockholders

The following table sets forth information regarding beneficial ownership of common stock of NYMEX Holdings as of November 13, 2006 by:

•	each of our directors;
•	each of our named executive officers;
•	all directors and executive officers as a group;
•	each selling stockholder; and
•	all selling stockholders as a group.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 81,600,000 shares of common stock outstanding as of September 30, 2006 and also lists applicable percentage ownership based on 86,990,000 shares of common stock outstanding after completion of this offering.(1)

The following table illustrates that (A) as of November 13, 2006, no director, other than William E. Ford, or executive officer of the Company, beneficially owned more than 1% of all the outstanding shares of common stock of the Company and (B) no persons other than certain investment entities affiliated with General Atlantic LLC and William E. Ford are the beneficial owners of 5% or more of the shares of common stock of the Company. The table sets forth information in respect of directors, executive officers named in the compensation table in the section entitled “Management—Executive compensation,” directors and executive officers as a group and certain beneficial stockholders. A person has beneficial ownership over shares if the person has voting or investment power over the shares.

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

Directors
Richard Schaeffer(2)	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

Robert Halper(3)	A-1	90,000	*	0	90,000	*	90,000	*
	A-2	90,000	*	0	90,000	*	90,000	*
	A-3	90,000	*	0	90,000	*	90,000	*
	All	270,000	*	0	270,000	*	270,000	*

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

James Newsome(4)	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Stephen Ardizzone	A-1	62,000	*	0	62,000	*	62,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	0	60,000	*	60,000	*
	All	182,000	*	0	182,000	*	182,000	*

Neil Citrone	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

Melvyn Falis	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

William E. Ford(6)	(7)	8,160,000	10%	0	8,160,000	10%	8,160,000	10%

A. George Gero	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	0	60,000	*	60,000	*
	All	180,000	*	0	180,000	*	180,000	*

Thomas Gordon	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

Harvey Gralla	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	90,000	*	0	90,000	*	90,000	*

David Greenberg(8)	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	5,000	25,000	*	25,000	*
	All	90,000	*	5,000	85,000	*	85,000	*

Daniel Rappaport	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	0	60,000	*	60,000	*
	All	180,000	*	0	180,000	*	180,000	*

Frank Siciliano(5)	A-1	33,000	*	0	33,000	*	33,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	0	30,000	*	30,000	*
	All	93,000	*	0	93,000	*	93,000	*

Robert Steele	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0
Dennis Suskind	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

Executive Officers (who are not directors)

Christopher Bowen, Esq.	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Samuel Gaer	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

Kenneth Shifrin	A-1	0	0	0	0	0	0	0
	A-2	0	0	0	0	0	0	0
	A-3	0	0	0	0	0	0	0
	All	0	0	0	0	0	0	0

All directors and executive officers as a group (25 in total)	A-1	455,000	0.56%	0	455,000	0.52%	455,000	0.52%
	A-2	450,000	0.55%	0	450,000	0.52%	450,000	0.51%
	A-3	450,000	0.55%	5,000	445,000	0.51%	445,000	0.51%
	All	9,515,000	11.66%	5,000	9,510,000	10.93%	9,510,000	10.81%

5% Stockholders
Investment entities affiliated with General Atlantic LLC(6)	(7)	8,160,000	10%	0	8,160,000	9.38%	8,160,000	9.28%

c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, CT 06830

Selling Stockholders
Bear, Stearns Securities Corp.	A-1	30,000	*	30,000	0	0	0	0
	A-2	30,000	*	30,000	0	0	0	0
	A-3	30,000	*	30,000	0	0	0	0
	All	90,000	*	90,000	0	0	0	0

John G. Bradberry	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	29,000	1,000	*	1,000	*
	All	90,000	*	29,000	61,000	*	61,000	*

Calyon Financial Inc.	A-1	270,000	*	0	270,000	*	270,000	*
	A-2	270,000	*	53,000	217,000	*	217,000	*
	A-3	270,000	*	107,000	163,000	*	163,000	*
	All	810,000	*	160,000	650,000	*	650,000	*

Kenneth Lawrence Carter	A-1	30,000	*	3,000	27,000	*	27,000	*
	A-2	30,000	*	3,000	27,000	*	27,000	*
	A-3	30,000	*	3,000	27,000	*	27,000	*
	All	90,000	*	9,000	81,000	*	81,000	*

Name of beneficial owner	Series	Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares to be sold in the offering	Shares beneficially owned after offering assuming no exercise of the over-allotment option		Shares beneficially owned after offering assuming full exercise of the over-allotment option
					Number	Percent	Number	Percent

Jerome Dlugasch	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	1,000	29,000	*	29,000	*
	All	90,000	*	1,000	89,000	*	89,000	*

Robert E. Freund	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	10,000	50,000	*	50,000	*
	All	180,000	*	10,000	170,000	*	170,000	*

David Greenberg(8)	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	5,000	25,000	*	25,000	*
	All	90,000	*	5,000	85,000	*	85,000	*

Andrew J. Lewis	A-1	60,000	*	0	60,000	*	60,000	*
	A-2	60,000	*	0	60,000	*	60,000	*
	A-3	60,000	*	9,000	51,000	*	51,000	*
	All	180,000	*	9,000	171,000	*	171,000	*

Man Financial Inc.	A-1	150,000	*	0	150,000	*	150,000	*
	A-2	150,000	*	30,000	120,000	*	120,000	*
	A-3	150,000	*	30,000	120,000	*	120,000	*
	All	450,000	*	60,000	390,000	*	390,000	*

Man Group Finance Inc.	A-1	330,000	*	0	330,000	*	330,000	*
	A-2	330,000	*	330,000	0	0	0	0
	A-3	330,000	*	330,000	0	0	0	0
	All	990,000	1.21%	660,000	330,000	*	330,000	*

Douglas Stephen McClay	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	27,000	*	20,000	7,000	*	7,000	*
	All	87,000	*	20,000	67,000	*	67,000	*

Robert Pressner	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	10,000	20,000	*	20,000	*
	All	90,000	*	10,000	80,000	*	80,000	*

Lori Jill Rosenfeld	A-1	90,000	*	0	90,000	*	90,000	*
	A-2	90,000	*	0	90,000	*	90,000	*
	A-3	90,000	*	20,000	70,000	*	70,000	*
	All	270,000	*	20,000	250,000	*	250,000	*

Stephen P. Sullivan	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	22,000	8,000	*	8,000	*
	All	90,000	*	22,000	68,000	*	68,000	*

William Allen Wolleck	A-1	30,000	*	0	30,000	*	30,000	*
	A-2	30,000	*	0	30,000	*	30,000	*
	A-3	30,000	*	5,000	25,000	*	25,000	*
	All	90,000	*	5,000	85,000	*	85,000	*

*	less than one percent.
(1)	Although our currently issued and outstanding shares of common stock are registered under the Securities Act, these shares are subject to significant transfer restrictions under the certificate of incorporation. The transfer restriction periods will expire, subject to certain conditions:
•	180 days after the close of this offering in the case of Series A-1 Common Stock;
•	360 days after the close of this offering in the case of Series A-2 Common Stock; and
•	540 days after the close of this offering in the case of Series A-3 Common Stock.
(2)	Mr. Schaeffer is also Chairman.
(3)	Mr. Halper is also Vice Chairman.
(4)	Mr. Newsome is also President and Chief Executive Officer.
(5)	Mr. Siciliano is also Treasurer.
(6)	Represents (i) 7,470,523 shares of Series A Preferred Stock owned by General Atlantic Partners 82, L.P. (“GAP 82”), (ii) 122,400 shares of Series A Preferred Stock owned by GapStar, LLC (“GapStar”), (iii) 438,762 shares of Series A Preferred Stock shares owned by GAP Coinvestments III, LLC (“GAPCO III”), (iv) 107,262 shares of Series A Preferred Stock shares owned by GAP Coinvestments IV, LLC (“GAPCO IV”), (v) 16,973 shares of Series A Preferred Stock owned by GAPCO GmbH & Co. KG (“KG”) and (vi) 4,080 shares of Series A Preferred Stock owned by GAP Coinvestments CDA, L.P. (“CDA”). General Atlantic LLC (“GA”) is the general partner of each of GAP 82 and CDA. GA is also the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are Managing Directors of GA. GAPCO Management GmbH (“GmbH Management”) is the general partner of KG. The Managing Directors of GA are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management. There are seventeen Managing Directors of GA. GA, GAP 82, CDA, GAPCO III, GAPCO IV, GapStar, KG and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to own beneficially an aggregate of 8,160,000 shares of Series A Preferred Stock, which represents 100% of the outstanding shares of Series A Preferred Stock and 10.0% of the Company’s issued and outstanding shares of common stock on an as converted basis (calculated on the basis of the number of shares of common stock which may be acquired by each such person within 60 days). Mr. Ford is President and a Managing Director of GA, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Ford has no pecuniary interest in the shares of the Company owned by KG and CDA. The Series A Preferred Stock is convertible, at any time, into an equal number of shares of common stock and will automatically convert into such shares upon consummation of this offering. The mailing address for GA and the General Atlantic Parties (other than KG and GmbH Management) is set forth in the table. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.
(7)	Upon conversion, the 8,160,000 shares of Series A Preferred Stock will convert into 2,720,000 shares of Series A-1 Common Stock, 2,720,000 shares of Series A-2 Common Stock and 2,720,000 shares of Series A-3 Common Stock, subject, in each case, to the applicable transfer restrictions.
(8)	Both a director and a selling stockholder.

Shares eligible for future sale

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have 86,990,000 outstanding shares of common stock (not including any shares that may be issued as part of the COMEX Division transaction). The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders. In connection with this offering, we intend to grant stock options and restricted stock units exercisable for 1,340,000 shares and 210,000 shares, respectively, for an aggregate maximum number of 1,550,000 shares.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal about 869,900 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under the terms of the GA Agreement, the Series A Preferred Stock issued to General Atlantic is restricted and also subject to lock-up. All shares of common stock issuable pursuant to the automatic conversion of such Series A Preferred Stock at the consummation of this offering will similarly be restricted, and may only be freely tradeable upon registration or pursuant to an exemption from registration. See the section entitled “Certain relationships and related party transactions—Registration rights agreement” in our initial public offering prospectus.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce Fenner & Smith Incorporated
Banc of America Securities LLC
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Sandler O’Neill & Partners, L.P.
Total	6,500,000

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to 975,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of the initial public offering prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.